UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Aenza S.A.A.

(Name of Subject Company (issuer))

IG4 Capital Infrastructure Investments LP

IG4 Capital Private Equity Investments II-A LP

IG4 Capital Private Equity Investments II-B LP

IG4 Capital Private Equity Investments II-C LP

(Name of Filing Persons (Offerors))

Common Shares, par value S/ 1.00 per share

(Title of Class of Securities)

PEP736581005*

(CUSIP Number of Class of Securities)

*The Common Shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005.

American Depositary Shares, each representing five Common Shares

(Title of Class of Securities)

00776D 103**

(CUSIP Number of American Depositary Shares)

**CUSIP number of the American Depositary Shares (“ADSs”) listed on the New York Stock Exchange.

Andrew Cunningham
Director

IG4 Capital Infrastructure GP Limited
50 La Colomberie, St. Helier, Jersey, JE2 4QB

+44.1534.844234

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

George Karafotias

Derrick Lott

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$45,006,671	$4,910.23

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated as follows: (a) the difference of (i) 871,917,855 common shares par value S/ 1.00 per share (collectively, the “Common Shares”), of Aenza S.A.A. (formerly Graña y Montero S.A.A.), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (collectively, the “ADSs”) outstanding as of March 31, 2021 minus (ii) 204,830,579 Common Shares owned by GH Holding Group Corp., Bamas International Investment Corp., Bethel Enterprises Inc., Hernando Alejandro Constancio Graña Acuña, Mario Germán Óscar Alvarado Pflucker, Francisco Javier Dulanto Swayne, Hugo Rangel Zavala, Alfonso Galvez Rubio, Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Gonzalo Alvarado Pflucker and Claudia Gutierrez Benavides (collectively, the “Sellers”), being 667,087,276 Common Shares, including Common Shares represented by ADSs, which can be tendered in the tender offer launched in the United States (the “U.S. Offer”) simultaneously with a tender offer launched in Peru (the “Peru Offer” and together with the U.S. Offer, the “Offers”); (b) the sum of (i) 667,087,276 Common Shares, including Common Shares represented by ADSs, and (ii) 93,962,525 Common Shares to be tendered by the Sellers in the Peru Offer pursuant to a tender offer support agreement between IG4 Capital Infrastructure Investments LP (“Purchaser”) and the Sellers, dated as of August 24, 2020, as amended on June 3, 2021, being 761,049,801 Common Shares, including Common Shares represented by ADSs, that can be tendered across the Offers; (c) the quotient of (i) 667,087,276 divided by (ii) 761,049,801, yielding a proration factor of 0.87654; (d) the product of (i) 107,198,601, being the Common Shares, including Common Shares represented by ADSs, sought in the Offers and (ii) 0.87654, being 93,963,395 (the maximum number of Common Shares, including Common Shares represented by ADSs, which can be acquired by Purchaser in the U.S. Offer (the “Subject Securities”); and (e) the product of (i) the Subject Securities and (ii) the offer price of S/ 1.88 per Common Share, being S/ 176,651,182, as converted into U.S. dollars based on the average Peruvian Sol/U.S. dollar interbank exchange rate (tipo de cambio interbancario promedio) for transactions carried out between 9:00 a.m. and 1:30 p.m., Lima time, as reported by the Central Reserve Bank of Peru on its official website at https://www.bcrp.gob.pe/en at 2:00 p.m., Lima time, on June 7, 2021, being U.S. $45,006,671 (the “Transaction Valuation”).
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the Transaction Valuation by .0001091.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $4,910.23            Filing Party: IG4 Capital Infrastructure Investments LP
Form or Registration No.: Schedule TO      Date Filed: June 16, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
________________________________________________

This Amendment No. 4 filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2021 (this “Amendment”), amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on June 16, 2021, as amended on June 22, 2021, as further amended on July 7, 2021 and as further amended on July 12, 2021 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by IG4 Capital Infrastructure Investments LP, a limited partnership organized under the laws of Scotland (“Purchaser”), which is jointly owned by IG4 Capital Private Equity Investments II-A LP, IG4 Capital Private Equity Investments II-B LP, IG4 Capital Private Equity Investments II-C LP and IG4 Capital Infrastructure Co-Investments A LP, each a limited partnership organized under the laws of England and Wales (collectively, “IG4”). This Schedule TO relates to the offer by Purchaser to purchase 107,198,601 common shares, par value S/ 1.00 per share (each, a “Common Share,” and collectively, the “Common Shares”), of Aenza S.A.A. (formerly Graña y Montero S.A.A.), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru (the “Company”), including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (each, an “ADS,” and collectively, the “ADSs”), which represent in the aggregate approximately 12.29% of the outstanding Common Shares, including Common Shares represented by ADSs, through concurrent tender offers in Peru and in the United States, for S/ 1.88 per Common Share and S/ 9.40 per ADS, in each case, payable to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “U.S. Offer”).

This Amendment is being filed on behalf of Purchaser and IG4. All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent Items 1 through 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“The Peru Offer and withdrawal rights expired as scheduled at 3:00 p.m., Lima time, on August 5, 2021. The U.S. Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on August 5, 2021. Based on the final tabulation provided by the Peru Tender Agent and the U.S. Tender Agent, on August 6, 2021, Purchaser announces the final results of the Offers, including the results of the application of proration.

A total of 455,291,140 Common Shares were validly tendered (and not properly withdrawn) in the Peru Offer and a total of 28,008,597 ADSs, representing 140,042,985 Common Shares, were validly tendered (and not properly withdrawn) in the U.S. Offer, in each case at the applicable expiration time. Because the aggregate number of Common Shares, including Common Shares represented by ADSs, tendered into the Offers exceeded the aggregate number of Common Shares, including Common Shares represented by ADSs, sought in the Offers, the proration rules applied pursuant to the terms of the Offers. The proration factor is approximately 0.180065.

The number of Common Shares, including Common Shares represented by ADSs, that were validly tendered into the Offers and not properly withdrawn satisfies the Minimum Acceptance Condition. All conditions to the Offers have been satisfied and, on August 6, 2021, Purchaser accepted for payment 107,198,601 Common Shares, including Common Shares represented by ADSs, at the Offer Price.

In accordance with the terms of the U.S. Offer, Purchaser expects to pay for the Common Shares and ADSs accepted for payment as part of the U.S. Offer on August 10, 2021, the third (3rd) trading day after the Expiration Date. The aggregate Offer Price to be paid to U.S. holders of Common Shares and holders of ADSs will be converted by the Peru Tender Agent from Peruvian Soles to U.S. dollars based on the “Applicable Exchange Rate” and will be deposited by the Peru Tender Agent with the U.S. Tender Agent on August 9, 2021, the second (2nd) trading day after the Expiration Date. The Applicable Exchange Rate will be the Peruvian Sol/U.S. dollar exchange rate obtainable by the Peru Tender Agent on the spot market in Lima, Peru on August 9, 2021, the second (2nd) trading day after the Expiration Date.”

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2021

IG4 CAPITAL INFRASTRUCTURE INVESTMENTS LP
By: IG4 Capital Infrastructure GP Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-A LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-B LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

[Signature Page – Schedule TO/A]

IG4 CAPITAL PRIVATE EQUITY INVESTMENTS II-C LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL INFRASTRUCTURE CO-INVESTMENTS A LP
By: IG4 Capital General Partner II Limited, its general partner

By:	/s/ Mark Cleary

Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham

Name:	Andrew Cunningham
Title:	Director

[Signature Page – Schedule TO/A]